UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SILICA RESOURCES CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82705B101
(CUSIP Number)

Pinetree Capital Ltd.
The Exchange Tower
130 King Street West, Suite 2500
Toronto, Ontario, Canada
 M5X 1A9
Telephone: (416) 860-3896
Attention: Larry Goldberg
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Ralph W. Norton, Esq.
Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

June 11, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 11 pages

CUSIP No. 82705B101

1		names of reporting persons i.r.s. identification no. of above persons (entities only) Pinetree Capital Ltd.
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization Canada
	7	sole voting power 18,176,900 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 1,000,000 (See Items 2 and 5)
	9	sole dispositive power 18,176,900 (See items 2and 5)
	10	shared dispositive power 1,000,000 (See Items 2 and 5)
11		aggregate amount beneficially owned by each reporting person 19,176,900 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 26.4% (See items 2 and 5)
14		type of reporting person (See Instructions) CO

Page 2 of 11 pages

CUSIP No. 82705B101

1		names of reporting persons i.r.s. identification no. of above persons (entities only) Pinetree Resource Partnership
2		check the appropriate box if a member of a group (See Instructions) (a) (b)
3		sec use only
4		source of funds (See Instructions) AF, WC
5		check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6		citizenship or place of organization Canada
	7	sole voting power 0 (See Items 2 and 5)
number of shares beneficially owned by each reporting person with	8	shared voting power 1,000,000 (See Items 2 and 5)
	9	sole dispositive power 0 (See Items 2 and 5)
	10	shared dispositive power 1,000,000 (See Items 2and 5)
11		aggregate amount beneficially owned by each reporting person 1,000,000 (See Items 2 and 5)
12		check if the aggregate amount in row (11) excludes certain shares
13		percent of class represented by amount in row (11) 1.4% (See item 5)
14		type of reporting person (See Instructions) PN

Page 3 of 11 pages

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13G filed on April 4, 2008 (the “Schedule 13G”) filed by Pinetree Capital Ltd., a corporation formed under the laws of the Province of Ontario, Canada, and Pinetree Resource Partnership, a general partnership formed under the laws of the Province of Ontario, Canada, relates to the common stock, par value $0.001 per share (the “Common Stock”), of Silica Resources Corporation, a Nevada corporation (the “Company”), and is filed to reflect a change in beneficial ownership resulting primarily from a reduction in the Company’s outstanding shares of Common Stock.  Effective June 11, 2008, three officers of the Company agreed to the cancellation and return to the Company of an aggregate of 28,444,200 shares of Common Stock.

Item 1.  Security and Issuer.

The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share, of Silica Resources Corporation, a Nevada corporation.  The address of the principal executive offices of the Company is 789 West Pender Street, Suite 1010, Vancouver, British Columbia, Canada V6C 1H2.

Item 2.  Identity and Background.

(a)-(c)
This Schedule 13D is being filed by Pinetree Capital Ltd., a corporation formed under the laws of the Province of Ontario, Canada (“Pinetree Capital”), and by Pinetree Resource Partnership, a general partnership formed under the laws of the province of Ontario (“Pinetree Resource”).  Pinetree Capital Investment Corp., a corporation organized under the laws of Ontario, Canada (“PCIC”), holds 99.99% of the outstanding equity interests of Pinetree Resource.  Emerald Capital Corp., a corporation formed under the laws of the Province of Alberta, Canada (“Emerald”), holds .01% of the outstanding equity interests of Pinetree Resource.  Pinetree Capital is the parent company and holds 100% of the outstanding capital stock of each of PCIC and Emerald. The principal businesses of Pinetree Capital, Pinetree Resource, PCIC and Emerald are private investment.

The address of the principal office of each of Pinetree Capital and Pinetree Resource is The Exchange Tower, 130 King Street West, Suite 2500, Toronto, Ontario M5X 1A9.

(d)
During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).  During the past five years, neither Emerald nor, to Emerald’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, neither Pinetree Capital nor, to Pinetree Capital’s knowledge, any of its executive officers, directors or controlling persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.  During the past five years, neither Pinetree Resource nor, to Pinetree Resource’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.  During the past five years, neither PCIC nor, to PCIC’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.   During the past five years, neither Emerald nor, to

Page 4 of 11 pages

(f)
Emerald’s knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

The name, citizenship, business address, principal business occupation or employment of each of the directors and executive officers of Pinetree Capital, Pinetree Resource, PCIC and Emerald are set forth on Annex A hereto.

Item 3.                      Source and Amount of Funds and Other Consideration.

On November 2, 2007, Pinetree Resource acquired 1,000,000 shares of Common Stock and warrants to purchase another 1,000,000 shares of Common Stock (“Warrants”).  The Warrants expired unexercised on November 12, 2009.  The Common Stock and Warrants were acquired from the Company in a private transaction for $0.25 per unit. Each unit consisted of one share of Common Stock and one Warrant to purchase one share of Common Stock for $0.35 per share.

On February 8, 2008, Pinetree Capital acquired 2,614,000 shares of Common Stock pursuant to a private share purchase agreement for total consideration of $46,737.89 from Pinetree Capital’s working capital.

On March 27, 2008, Pinetree Capital acquired an additional 9,962,900 shares of Common Stock pursuant to a private share transfer agreement for total consideration of $178,135.02 from Pinetree Capital’s working capital.

On March 28, 2008, Pinetree Capital acquired 3,214,000 shares of Common Stock and 2,386,000 shares of Common Stock pursuant to two separate private share purchase agreements, for consideration of $57,465.79 and $42,661.29, respectively, in each case from Pinetree Capital’s working capital.

Item 4.   Purpose of Transaction.

(a) – (j).  All of the shares of Common Stock and Warrants were acquired for investment purposes.  Pinetree Capital is a diversified investment, financial advisory and merchant banking firm focused on the small-cap, junior resource exploration market.  Pinetree’s investments are primarily in the following resource sectors:  Uranium, Oil & Gas, Precious Metals, Base Metals and Potash, Lithium and Rare Earths.  As well, Pinetree has investments in the Biotechnology, Energy Related Technology, and Technology sectors.  Pinetree’s investment approach is to develop a macro view of a sector, build a position consistent with the view by identifying micro-cap opportunities within that sector, and devise an exit strategy designed to maximize our relative return in light of changing fundamentals and opportunities.

Page 5 of 11 pages

Except as set forth in this Item 4, neither Pinetree Capital nor Pinetree Resource have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer.

(a)           As of the date hereof, Pinetree Resource is deemed to beneficially own an aggregate of 1,000,000 shares of Common Stock (the “PR Shares”), representing approximately 1.4% of the number of shares of Common Stock of the Company outstanding.  Pinetree Capital beneficially owns 100% of Pinetree Resource and therefore may be deemed to have beneficial ownership of the shares owned by Pinetree Resource.  As of the date hereof, Pinetree Capital is deemed to beneficially own an aggregate of 19,176,900 shares of Common Stock, representing approximately 26.4% of the number of shares of Common Stock of the Company outstanding.  This amount includes the PR Shares and 18,176,900 shares of Common Stock that Pinetree Capital owns directly.

(b)By virtue of Pinetree Resource’s direct ownership of the PR Shares and Pinetree Capital’s ownership and control of Pinetree Resource, Pinetree Capital and Pinetree Resource may be deemed to have shared power to vote and dispose or direct the vote and direct the disposition of the PR Shares.

(c)	Not applicable.

(d)	See item 2(f).

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Page 6 of 11 pages

Item 7.   Material to be Filed as Exhibits.

1.	Amended and Restated Joint Filing between Pinetree Resource Partnership and Pinetree Capital Ltd.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2010
PINETREE RESOURCE PARTNERSHIP
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Authorized Signing Officer*

PINETREE CAPITAL LTD.
By: /s/ Larry Goldberg
Name: Larry Goldberg
Title: Executive Vice President and Chief Financial Officer

_________________________________

* Resolutions of the partners of Pinetree Resource Partnership, dated as of April 20, 2006 (the “Resolutions”), appoint Mr. Goldberg as Authorized Signing Officer.  The Resolutions, which were filed as Exhibit 2 to Amendment No. 1 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation on May 5, 2006, are incorporated herein by reference.

Page 7 of 11 pages

Annex A

Executive Officers and Directors

Pinetree Capital Ltd.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and Chief Executive Officer Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Executive Vice-President and CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Richard Patricio Canadian citizen	Vice President, Legal & Corporate Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Bruno Maruzzo Canadian citizen	Director of Pinetree Capital Principal of Technoventure Inc., a business consulting company 800 Petrolia Road, Unit 15 Toronto, Ontario, M3J 3K4, Canada

Peter Harder Canadian citizen	Director of Pinetree Capital Senior Policy Advisor of Frazer Milner Casgrain 99 Bank Street, Suite 1420 Ottawa, Ontario, K1P 1H4, Canada

Ron Perry Canadian citizen	Director of Pinetree Capital Principal of Briolijor Corporation, a business consulting company 28 Appleglen Hudson, Quebec, J0P 1H0, Canada

Kent Moore Canadian citizen	Director of Pinetree Capital Professor with the Department of Physics, University of Toronto 864 Davenport Rd. Toronto, Ontario, M6G 2B6, Canada

Page 8 of 11 pages

Gerry Feldman Canadian citizen	Director of Pinetree Capital Chief Financial Officer of Brownstone Ventures Inc. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Andrew Fleming Canadian citizen	Director of Pinetree Capital Senior Partner , Ogilvy Renault Royal Bank Plaza, South Tower 200 Bay Street, Sutie 3800 Toronto, Ontario, M5J 2Z4, Canada

Marshall Auerback Canadian citizen	Director of Pinetree Capital Independent Businessman 817 Pearl Street Denver, CO 80203 USA

Pinetree Resource Partnership

Name and Citizenship	Principal Occupation or Employment and Business Address
Sheldon Inwentash Canadian citizen	Authorized Signing Officer of Pinetree Resource Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Authorized Signing Officer of Pinetree Resource Excutive Vice-President and CFO of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Richard Patricio Canadian citizen	Authorized Signing Officer of Pinetree Resource Vice President, Legal & Corporate of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Page 9 of 11 pages

Pinetree Capital Investment Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director and Chief Executive Officer Chief Executive Officer of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	Director and CFO Executive Vice-President and CFO of Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Emerald Capital Corp.

Name	Principal Occupation or Employment and Business Address

Sheldon Inwentash Canadian citizen	Director of Emerald Capital President Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Larry Goldberg Canadian citizen	CFO Pinetree Capital Ltd. The Exchange Tower 130 King Street West, Suite 2500 Toronto, Ontario, M5X 1A9, Canada

Page 10 of 11 pages